EXHIBIT 99.2

SKYE International Commences Commercial Sales of Tankless Water Heaters

Contract  Manufacturing Facility Capable of Producing 20,000 Units per Year

Scottsdale, Arizona -- SKYE International, Inc. (OTCBB: SKYI), developer and marketer of the next-generation of tankless water heaters, announced today that it has begun commercial sales of its FORTIS™ whole-house electric tankless water heaters. The Company is currently producing approximately 1,000 units per month, representing approximately 60% of the available production capacity in the 30,000 square foot contract manufacturing facility located in Tempe, Arizona. The Company believes that by the end of the 2009, FORTIS™ water heater production should reach an annualized rate of 20,000 per year. The MSRP of the FORTIS™ 120 has been set at $1,899.

The Company's contract manufacturer utilizes a series of quality standards and tests the go well beyond the testing the Company is required to do in order to maintain its UL 499 certification. All test data is captured for each and every FORTIS™ produced is then permanently mated to the registration and warranty when installed thereby providing the Company's service technicians with valuable information to assist in field service and troubleshooting.  Additionally, the Company has also begun to stock inventory at its remote 20,000 square foot logistics warehouse location from which direct fulfillment and distribution is undertaken to the Company’s growing customer base of plumbing wholesale distributors.

“We believe we have developed the necessary sales, production and distribution base from which to significantly grow revenue,” said Perry D. Logan, SKYE International’s President. “Achieving our production goals allows us to meet commitments to our growing customer base, and with the demand for tankless water heaters continuing to grow due to the increasing consumer awareness of tankless technologies, as well as a renewed focus on energy conservation, we believe Skye International is well positioned to capture a significant share of this growing market” said Mr. Logan.

FORTIS™ tankless electric saves the average household about 10% to 40% of water heating costs when compared to conventional storage tank based water heaters.  With industry leading efficiencies™, compact design, stainless steel construction and state-of-the-art on-board diagnostics,  the FORTIS™ is the clear choice for the discerning buyer. A 10 year limited warranty also gives you the peace of mind that a Skye stands behind the quality it builds into every product.

For further information, visit www.tankless.com

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements concerning product development activities and sales and licensing activities. Such forward-looking statements are not guarantees of future performance, are sometimes identified by words of condition such as "should,""may," "expects" or "intends," and are subject to a number of risks and uncertainties, known and unknown, that could cause actual results to differ materially from those intended or anticipated. Such risks include, without limitation: the possibility that the market will not respond positively to the Company’s products, that early interest in the Company or its products will fail to result in commercially viable products, challenges arising from competition, problems encountered in commercializing technologies, such as the Company’s Paradigm technology, the potential of undetected infringing technology or non-infringing competitive technologies, difficulties experienced in product development, roadblocks experienced in sales and marketing activities, longer than expected sales processes, difficulties in recruiting knowledgeable and experienced personnel, possible problems in ramping up product production, potential problems in protecting the Company's intellectual property, and problems securing the necessary financing to continue business operations. Further information concerning these and other risks are included in the Company's filings with the Securities and Exchange Commission, including the Company's most recent Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008.

Contact:

Dan Schustack, CEOcast, Inc. for SKYE International at (212) 732-4300.